Quartz Mountain Resources Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SIX MONTHS ENDED JANUARY 31, 2013

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

T A B L E  O F  C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1      DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the period ended January 31, 2013 as publicly filed on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian dollars unless stated otherwise.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated financial statements, are presented in accordance with IFRS. All comparative information provided is in accordance with IFRS.

For the purposes of the discussion below, date references refer to calendar year and not the Company's fiscal reporting period.

This MD&A is prepared as of March 18, 2013.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward looking statements on an on-going basis and updates this information when circumstances require it.

1.2      OVERVIEW

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Group" and individually as "Group entities"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the Group.

Quartz Mountain is an exploration and development company focused on acquiring and advancing promising mineral prospects in British Columbia (BC). The Company’s current activities are focused on the Galaxie copper-gold project (the "Galaxie Project") in northwestern BC, as well as the Buck gold-silver project (the "Buck Project") and the ZNT silver-zinc project in central BC.

The Galaxie Project has excellent potential for the discovery of bulk tonnage copper-gold and/or molybdenum and vein-type precious and base metal deposits. The Stikine Terrane in northwestern BC hosts a number of important copper and gold deposits. Two of the more advanced projects in the Stikine Terrane include the Red Chris porphyry copper-gold deposit which is currently being developed by Imperial Metals Corporation, and Seabridge Gold Inc.’s feasibility stage Kerr-Sulphurets-Mitchell-Snowfield deposits.

Historical exploration identified several copper occurrences at Galaxie, including the Gnat porphyry copper deposit. More recent prospecting located a number of promising base and precious metals targets. Quartz Mountain’s Buck Project has considerable potential to host a bulk tonnage gold-silver (and/or gold vein) deposit. Exploration work by previous operators outlined coincident geophysical and gold-in-soil geochemical anomalies that are open to expansion. In addition, limited and widely-spaced holes drilled in the central portion of the property intersected gold-silver mineralization that shows similarities to other Upper Cretaceous mineral occurrences in BC.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

The ZNT project was staked by Quartz Mountain in 2012 as a follow up to the release of interesting geochemical results from Geoscience BC.

In November 2012, Quartz Mountain signed an agreement with Amarc Resources Ltd. (“Amarc”) whereby Amarc could acquire up to a 50% interest in the Galaxie and ZNT projects by making a cash payment and funding exploration programs on the Galaxie Project (see further details in section 1.2.1). Quartz Mountain is the operator of the exploration programs.

Quartz Mountain was active at all of its BC projects in 2012, carrying out geological, geochemical and geophysical surveys, confirming targets at Buck, and establishing important new drill targets at Galaxie and ZNT.

The Company also assessed historical information on the Gnat porphyry copper deposit at Galaxie, and carried out an Induced Polarization (“IP”) survey and initial drilling. The 2012 drill program confirmed the presence of mineralization at depth in the Gnat deposit, returning intervals of 55.7 metres at 0.44% copper and 91.0 metres at 0.37% copper in two holes drilled.

1.2.1       Agreements

Galaxie Project

Sale Agreement with Finsbury Exploration Ltd.

In August 2012, Quartz Mountain completed the acquisition of a 100% interest in the Galaxie Project from Finsbury Exploration Ltd. ("Finsbury") through a sale agreement (the "Sale Agreement") dated July 27, 2012. The Galaxie Project area acquired from Finsbury included an area of 1,488 square kilometres, comprised of three mineral claims totalling 1,294.3 hectares (the "Gnat Pass Property") and the surrounding mineral claims staked by Finsbury to that time.

Pursuant to the terms of the Sale Agreement, Quartz Mountain issued 2,038,111 shares to Finsbury and also assumed the rights and obligations of Finsbury under a mineral property purchase agreement (the "Bearclaw Agreement") between Finsbury and Bearclaw Capital Corp. ("Bearclaw") relating to the Gnat Pass Property. Quartz Mountain also assumed the rights and obligations under an NSR Royalty Agreement which requires the payment to Bearclaw of a 1% NSR royalty on the Gnat Pass Property up to a maximum of $7,500,000.

The remaining payment obligations to Bearclaw for the Gnat Pass Property under the Bearclaw Agreement assumed by Quartz Mountain consisted of:

1.	a payment, on or before August 20, 2012, to Bearclaw of $50,000 in cash (paid);

2.	the issuance, on or before August 20, 2012, to Bearclaw of a convertible debenture note in the amount of $650,000 at a rate of 8% per annum and with a maturity date of October 31, 2013 (issued); and

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

3.	the issuance, following the closing date of the transactions contemplated in the Sale Agreement, to Bearclaw of 1,000,000 shares in the capital of Quartz Mountain (issued).

Acquisition of Hotai Claims

Quartz Mountain also acquired a 100% interest in nine mineral claims totalling 3,846 hectares that are adjacent to, and now form part of, the Galaxie Project (the "Hotai Claims") from Crucible Resources Ltd. and Michael Rowley (together, the "Hotai Vendors") through a mineral property sale and purchase agreement (the "Hotai Agreement") dated as of July 27, 2012.

Pursuant to the terms of the Hotai Agreement, the consideration payable by Quartz Mountain to the Hotai Vendors in aggregate consists of:

1.

on the closing date, $5,000 payable in cash and $5,000 payable by the issuance of shares in the capital of Quartz Mountain (paid) and the issuance of a 2% NSR royalty which is capped at $5,000,000 (issued);

2.	on August 23, 2013, $10,000 payable in cash and $10,000 payable by the issuance of shares in the capital of Quartz Mountain; and

3.	on August 23, 2014 and August 23, 2015 $20,000 payable in cash and $20,000 payable by the issuance of shares in the capital of Quartz Mountain.

Quartz Mountain is required to incur staged expenditures on the Hotai Claims of at least $1,000,000 prior to August 23, 2015. Quartz Mountain is also required to pay the Hotai Vendors a 2% NSR royalty on the Hotai Claims, up to a maximum of $5,000,000 and with an option to buy out 50% of the royalty in consideration for a cash payment of $1,000,000.

Some of the claims originally purchased from Finsbury were allowed to expire and new adjacent claims were staked by Quartz Mountain. In addition, the current Galaxie Project includes the Hotai claims. The Company is also prioritizing its property holdings based on exploration results, with the result that the Galaxie Project currently covers an area of approximately 1,200 square kilometres.

Quartz Mountain and Amarc entered into a binding letter agreement ("Letter Agreement") dated November 1, 2012, pursuant to which Amarc earned an initial 40% ownership interest in the Galaxie and ZNT Projects (the "Projects"), by making a cash payment of $1,000,000 to Quartz Mountain (completed) and funding $1,000,000 in exploration expenditures to be incurred by Quartz Mountain relating to the Galaxie Project on or before December 31, 2012 (completed).

Quartz Mountain also granted to Amarc an option to acquire an additional 10% (for a total of 50%) ownership interest in the Projects, in consideration for Amarc funding an additional $1,000,000 in exploration expenditures in relation to the Projects, on or before September 30, 2013.

Quartz Mountain and Amarc have certain directors in common and are, accordingly, considered by the TSX Venture Exchange to be Non-Arm's Length Parties.

On December 11, 2012 the Company received regulatory approval for the transactions contemplated by the Letter Agreement and the Letter Agreement became unconditional and effective. The parties intend to enter into a definitive agreement to provide in greater detail for the transactions under the Letter Agreement.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

Buck Project

In December 2011, the Company purchased an option (the "Option") to acquire a 100% interest in the Buck Project located in central British Columbia.

(i)	Pursuant to the Option, the Company must make certain scheduled payments to the underlying owners of the Buck Project (the "Optionors") as follows:

Payable on or before	Cash payment	Number of common shares issuable	Status as of the date of this MD&A
December 30, 2011	$20,000	100,000	paid and issued
June 28, 2012	$25,000	150,000	paid and issued
June 28, 2013	$30,000	200,000
June 28, 2014	$30,000	200,000

(ii)

Prior to the acquisition of the Option by the Company, a private party (the "Vendor") held the Option. In December 2011, the Company paid $100,000 in cash and issued 1,200,000 common shares to the Vendor to acquire the Option from the Vendor. The common shares issued were valued at the fair value on the date of issue ($0.50 per common share) and were expensed along with the cash consideration paid. The Company agreed to issue up to 6,000,000 additional common shares to the Vendor upon the achievement of certain milestones.

Payable upon	Cash payment	Number of common shares issuable	Status as of the date of this MD&A
December 30, 2011	$100,000	1,200,000	paid and issued
Completion of a National Instrument 43- 101 compliant resource estimate on the Buck Project	–	1,200,000
Completion of a preliminary assessment or a pre-feasibility study on the Buck Project	–	2,400,000
Completion of a feasibility study on the Buck Project	–	2,400,000

Under the terms of the Option, the Optionors retain a 3% net smelter returns royalty. The royalty percentage will decrease by 1% when aggregate royalty payments equal or exceed $10 million. The Company has the right at any time to reduce the royalty by 1% by paying $500,000 to the Optionors.

1.2.2       Financing

In December 2012, Quartz Mountain completed a non-brokered private placement (the "Private Placement") of 2,214,323 common shares, of which 1,752,409 were flow-through common shares issued at a price of $0.30 per share and 461,914 were non-flow-through common shares issued at a price of $0.25 per share, for gross cash proceeds of $641,202. Proceeds from the Private Placement will be used to advance exploration of the Galaxie Project and for general corporate and working capital purposes. All of the shares issued pursuant to the Private Placement are subject to a four month hold period, which expires on April 29, 2013.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.2.3       Technical Programs

The locations of Quartz Mountain’s Galaxie, ZNT and Buck projects are shown on the map below.

Legend
Quartz Mountain Property
Highway
Mainline Forestry Road
Railway
BC Hydro Transmission Line
BC Hydro Transmission Line in Development
Mine, Development Project, Deposit
Dease Lake
GALAXIE
GNAT DEPOSIT
Iskut
GJ
Red Chris
Schaft Creek
Galore Creek
Kemess
Mitchell
Iron Cap
Sulphurets
Snowfield
Kerr
Brucejack
Tennyson-Tide
Northwest Transmission Line
Under Construction
Premier
Stewart
Hazelton
Bell
Granisle
Smithers
Terrace
ZNT
Houston
Prince Rupert
BUCK
N
100 Kilometres

HDI QUARTZ MOUNTAIN

Projects Located in Northern and Central BC

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

Galaxie Project

Location, Access and Local Resources

The Galaxie Project is located approximately 24 kilometres south of the community of Dease Lake, BC.

The property consists of 313 mineral claims covering an area of approximately 1,200 square kilometres. It is accessed by the paved, two-lane Stewart-Cassiar Highway (Highway 37) which crosses the central part of it. A four-wheel drive road leads easterly from the highway for a distance of about 1.5 km to a network of drill roads at the Gnat porphyry copper deposit. Other areas of the property are most easily accessed by helicopter.

Dease Lake (population 600) offers an array of services, including motel accommodations, food, fuel, a variety of small equipment operators, post office, health clinic and government services. Mining and exploration make up the most substantial industry.

Geology and Mineralization

The Galaxie Project is underlain mainly by volcanic, intrusive and lesser sedimentary rocks of the Middle Triassic to Lower Jurassic Stikine Terrane.

At the Gnat porphyry copper deposit, Upper Triassic Stuhini Group volcanic rocks and a complex of quartz feldspar porphyry (“QFP”) dikes host two distinctive types of mineralization. One is characterized by chalcopyrite-magnetite-hematite with minor bornite as veinlets, fracture-fillings and lesser disseminations in volcanic rocks. Local (but rare) replacement of volcanic rocks has produced small, higher grade lenses in which copper grades commonly exceed 1%, and rare flecks of molybdenite and locally abundant specular hematite are associated. A second type of mineralization is characterized by chalcopyrite-tourmaline-carbonate breccia zones which occur proximal to or within irregular, eastward-dipping feldspar porphyry and QFP intrusions. Chalcopyrite mainly occurs as fine disseminations in the matrix of the breccia. Anomalous gold values (>100 parts per billion, ("ppb")) is commonly associated with silicification, tourmaline veining and chalcopyrite. About 65% of gold values greater than 100 ppb are accompanied by concentrations of greater than 1% Cu.

The Gnat deposit is located near to the northern contact of the Late Triassic to Middle Jurassic, multiphase Hotailuh Batholith-Three Sisters Pluton intrusive complex, which occupies most of the remainder of the Galaxie project-area and hosts a number of base and/or precious metals prospects and showings some of which are on internal claims held by competitors.

History of Exploration

Most of the prior exploration in the Galaxie area occurred in the 1960's. Geological, geochemical and geophysical surveys, as well as trenching and drilling took place. Most of the drilling (some 100 holes) targeted the Gnat porphyry copper deposit. A historical estimate for the deposit was completed by Lytton Minerals Ltd. in 1972, comprising "Indicated Reserves" of 30,387,850 tonnes grading 0.389% Cu, including 20% dilution by wallrock grading 0.15% Cu.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

This historical estimate, reported in a Canadian Stock Exchange Listing Statement in 1972, was based on 83 AQ-size drill holes completed by Lytton and others to that time. As no technical report or other documentation of reserve estimation parameters is known to exist, the reliability of the estimate cannot be assessed. There is no classification of "Indicated Reserves" under current standards and a qualified person has not done sufficient work to classify the estimate as current mineral resources or reserves. As such, Quartz Mountain is not treating the historical estimate as current.

Information from historical drilling in the Gnat deposit-area also shows that the copper mineralization remains open to the east and at depth in the eastern and central parts of the drill area. Deeper drill testing of the deposit may show that zones of mineralization within the deposit coalesce at depth, increasing the potential to expand the deposit and establish significant resources.

The Galaxie Project also has other excellent exploration potential: target areas were identified across the property by prospecting surveys conducted in 2011 by the previous owner; at least four other copper and/or molybdenum occurrences are known to occur within the project-area from historical work; and a large portion of the property is underexplored.

Work by Quartz Mountain

In calendar 2012, Quartz Mountain's technical team carried out a geological assessment of the Gnat porphyry copper deposit, involving compiling and interpreting historical data that confirmed that copper mineralization in the deposit remains open to expansion. This exercise was followed by a field program of re-logging core, soil sampling (115 samples) and a deep IP survey which refined targets for drilling.

At least five target areas were identified through a combination of the results from airborne geophysical surveys by the BC Government and prospecting surveys carried out by a prior owner in 2011. In calendar 2012, Quartz Mountain followed up on these targets as well as carrying out initial surveys on the Hotai Claims, which were acquired from another vendor but now comprise part of the Galaxie Project. Integrated field surveys included the collection of 6,155 soil geochemical samples, 487 rock geochemical samples, 182 silt geochemical samples and completion of some 290 line kilometres of IP geophysical survey.

Gnat Deposit

A first phase drill program, comprising 1,164 metres in two drill holes, was carried out at the Gnat deposit in late 2012. Significant intercepts from the two drill holes completed are summarized in the Table of Assay Results below.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

TABLE OF ASSAY RESULTS

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Cu %	Au (g/t)	Ag (g/t)
GT12001		44.0	73.0	29.0	0.31	0.02	0.7
		95.0	244.0	149.0	0.28	0.02	0.2
	incl.	181.3	244.0	62.7	0.37	0.03	0.2
		360.0	415.7	55.7	0.44	0.02	1.1
		487.0	508.2	21.2	0.35	0.06	0.9
GT12002		41.0	68.0	27.0	0.20	0.10	0.1
		94.0	185.0	91.0	0.37	0.04	0.7
	incl.	152.0	185.0	33.0	0.52	0.03	0.7

Widths reported are drill widths, such that true thicknesses are unknown. All assay intervals represent length weighted averages.

Hole GT12001 encountered mineralization below the historical resource, including 55.7 metres grading 0.44% copper intersected from 360.0 metres below surface. Located in the northern part of the Gnat deposit, hole GT12001 indicates potential to extend the known porphyry copper system to the west and northwest, and to depth.

Geological information from GT12002, drilled to test the southern sector of the deposit at depth, indicates that mineralization is limited vertically by a previously undefined fault, which has brought older mineralized rocks over younger unmineralized rocks (see cross section below). The technical team is currently integrating geological information and assay data received from this program with other exploration data to plan for further exploration of the Gnat deposit-area.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

C
D
12001
12002
OPEN
FAULT
Legend
LOWER JURASSIC
Hazelton Basal Sedimentary Rocks
LATE TRIASSIC
Gnat Deposit Intrusive
Cake Hill Pluton
MIDDLE-UPPER TRIASSIC
Stuhini Volcanics
Drill Holes
Porphyry Copper Grades December 2012
Fault
200 Metres

HDI QUARTZ MOUNTAIN

Gnat Deposit
Section Looking Northeast

Additional Drill Ready Targets

In late 2012, surface exploration programs were completed over selected five target areas across the property. Several compelling new porphyry copper targets and a skarn silver target were identified (locations are shown on the figure below) and are currently being prioritized for ground follow-up and drill testing in 2013.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

6 km to Dease Lake
HU
GNAT
NUP
GNAT
PALLEN NORTH
PALLEN SOUTH
SILVER LODE
HOTAI
37
N
10 Kilometres
42 km to Red Chris
Legend
Gnat Copper Deposit
Target Area
HU
Name of Target Area
Grid Line
Project Claim Outline
Highway

HDI QUARTZ MOUNTAIN

Galaxie - New Government Airborne Magnetic Survey
with Selected Target Areas

Of particular interest are the Hu and Hotai porphyry copper and the Silver Lode skarn silver targets. At Hu, located in the northwest portion of the Galaxie property, a copper and multi-element-in-soils anomaly is co-incident with a 750 metre by 1,200 metre IP chargeability anomaly. Chalcopyrite-rich veins hosted by andesitic volcanics rocks have been observed along the flanks of the anomalous zone.

The Hotai prospect, located in the southern part of the Galaxie property, is largely covered by glacial sediments. Three discrete and large-scale IP chargeability anomalies lying beneath cover have been defined. The southernmost of these chargeability anomalies occurs over 750 metres by 1,700 metres and is coincident with a positive magnetic feature. A diorite outcrop peripheral to this chargeability anomaly hosts copper-bearing quartz veinlets. The second chargeability target to the north measures approximately 1,100 metres by 1,700 metres and is coincident with a pronounced annular magnetic high feature with a central magnetic low, a magnetic feature that is classically associated with porphyry copper deposits. In addition, a third potential mineralized system occurs to the northeast of these two target areas, where a significant copper and multi-element-in-soils anomaly exists over 1,000 metres by 1,750 metres. This mineralized target is associated with a strong IP chargeability anomaly.

At the Silver Lode target area, located 8 kilometres north of Hotai, a significant and coincident geochemical-geophysical anomaly has been identified, again covered by glacial debris. An IP chargeability anomaly approximately 500 metres in diameter is associated with exceptionally strong silver concentrations in stream sediment samples, as well as a significant silver and multi-element-in-soils anomaly over the target. Outcrop in the general area indicates a broad zone of skarn-altered calcareous volcaniclastic and sedimentary rocks. A broad IP chargeability feature, lying under cover, continues southward from the Silver Lode skarn target for some two kilometres and may represent an extension to the known skarn target.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

ZNT Project

The ZNT property is located in central British Columbia, some 15 kilometres southeast of the town of Smithers, BC.

The property was staked by Quartz Mountain in 2012 on the basis of significant zinc and gold values in regional till samples, as well as copper and silver mineral occurrences as reported by Geoscience BC and the provincial government surveys, respectively. Following additional compilation work on the area, the Company acquired further ground, expanding the property to 389 square kilometres (84 mineral claims).

A successful initial reconnaissance 256-sample soil geochemical program was followed by a detailed 2,223-sample soil geochemistry grid and a 20 line-kilometre IP geophysical survey. A high-contrast, 1,800 metre by 1,200 metre silver-zinc anomaly was defined within an open-ended anomalous trend. This significant silver anomaly is, in part, coincident with an extensive IP chargeability anomaly indicating the presence of a new large-scale mineralizing system.

1.8 km by 1.2 km
Silver Soil Anomaly
Open to Expansion
Legend
Ag in Soil (ppm)
>2.0
0.8 to 2.0
0.6 to 0.8
<0.6
Geoscience BC
Regional Till Sample
547 ppm Zn
28 ppm Cu
18 ppm Pb
18 ppm As
0.3 ppm Ag
5 ppb Au
Trails
N
1 Kilometre

HDI QUARTZ MOUNTAIN

ZNT
Silver Soil Anomaly

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

Buck Project

Location and Access

The Buck Project is located approximately 15 kilometres to the southeast of Houston in central British Columbia, and is accessible from secondary roads that traverse the property, or by charter helicopter that is available in Houston or in Smithers, which is approximately 80 km to the north of Houston. The Buck property consists of 160 mineral claims, totalling approximately 670 square kilometres, in an area of moderate terrain in the Nechako Plateau physiographic region.

Geology

Lying within the Stikine Terrane of central British Columbia, the Buck property is underlain by andesitic and dacitic volcaniclastic strata of the Lower Jurassic Telkwa Formation of the Hazelton Group, dominantly dacitic strata, of the Upper Cretaceous Tip Top Hill Formation and Eocene basaltic andesite and andesite of the Buck Creek Formation. Intruding this assemblage are mafic to felsic stocks that possibly are part of the Upper Cretaceous Bulkley intrusive suite and intermediate to felsic dykes that are considered to belong to the Duck Lake intrusive suite.

History of Exploration

Alluvial gold was discovered in Bob Creek in 1905, and this central part of the property has been explored by several companies since that time. The most intensive exploration was carried out by BP-Selco in the 1980's, and resulted in the identification of three zones of gold-silver-lead-zinc mineralization in highly altered volcanic rocks and feldspar porphyry dykes. Past work to the south revealed anomalous amounts of copper as chalcopyrite, suggesting a higher temperature hydrothermal regime. Limited drilling by Equity Silver to the north encountered silver in amounts greater than 10 g/t over narrow (3 metres) intervals, which demonstrated that the system extends to the north.

The zones of known mineralization occur within an alteration zone that extends at least 700 metres east-west direction and at least 400 metres north-south, and is completely open to the northwest and southeast and partially open to the west and south.

Past exploration on the western part of the property includes soil geochemistry by BP-Selco and Amarc over two small felsic stocks and some induced polarization ("IP") surveying by Amarc. Most of the rest of the Buck Project has seen almost no exploration.

Work by Quartz Mountain

The Buck Project has been covered by an aeromagnetic survey, and some ground-based IP surveying was carried out in late 2011. In 2012, Quartz Mountain carried out ground-based IP surveying, geological mapping and soil sampling, and carried out a comprehensive review of all historical information to refine drill targets.

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FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.2.4       Other Properties

Karma Project

The Karma property consists of 16 mineral claims, owned 100% by Quartz Mountain. The property is located 41 kilometres south of Houston, BC and directly south of and contiguous to the Company's Buck Project.

The 75-square kilometre Karma property was staked in 2012 to cover 70-73 million year old Kasalka volcanic units which are at the same age as the rocks that host gold and silver deposits in BC's Blackwater-Newton gold district.

An airborne magnetic geophysical survey was carried out and followed up by ground reconnaissance work, including geological mapping and collection of 766 soil and 71 rock samples to establish drill targets. From these programs were less encouraging than from Quartz Mountain’s other projects in 2012 and, hence, the Company is letting the claims lapse.

Angel's Camp Property

Quartz Mountain retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon.

1.2.5       Market Trends

The discussion in this section references calendar years and dollar amounts are stated in United States dollars.

Although there has been periodic volatility in the gold market, the average annual price has been on an upward trend for the past five years. In response to the global economic uncertainty that began in mid-2008, gold prices were strong in 2009 and 2010, and continued their upward trend to September 2011, reaching more than $1,800 per ounce. Prices have largely varied between $1,575 and $1,780 per ounce since that time.

Silver prices were impacted by economic volatility in 2008-2009. An upward trend in the silver price began in 2010, and continued to late September 2011, reaching as high as $43 per ounce. Prices have ranged between $26 and $35 per ounce since October 2011.

Copper prices increased significantly between late 2003 and mid 2008 before declining in late 2008 and through early 2009 but steadily increasing through 2009 to early 2011, reaching as high as $4.60/lb. Prices have generally ranged from $3.32 to $3.90 per pound since September 2011.

Average annual prices through 2011 as well as the average prices so far in 2012 for gold (Au), silver (Ag) and copper (Cu) are shown in the table below:

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

Year	Metal Prices
	Au	Ag	Cu
2008	$871/oz	$14.95/oz	$3.16/lb
2009	$974/oz	$14.70/oz	$2.34/lb
2010	$1,228/oz	$20.24/oz	$3.42/lb
2011	$1,572/oz	$35.25/oz	$4.00/lb
2012	$1,669/oz	$31.16/oz	$3.61/lb
2013 to date of the MD&A	$1,636/oz	$30.31/oz	$3.62/lb

1.3       SELECTED ANNUAL INFORMATION

Not required for interim MD&A.

1.4       SUMMARY OF QUARTERLY RESULTS

Amounts are expressed in thousands of Canadian dollars, except per share amounts. Comparative amounts have been restated to conform to the change in presentation currency and initial adoption of IFRS (section 1.13).

Quarter ended:	Jan-31	Oct-31	Jul-31	Apr-30	Jan-31	Oct-31	Jul-31	Apr-30
	2013	2012	2012	2012	2012	2011	2011	2011
Expenses:
Exploration and evaluation	$1,202	$2,538	$1,206	$238	$802	$–	$–	$–
General and administration	436	355	416	355	295	100	42	31
Equity-settled share- based payments	76	85	172	183	26	–	–	–
Loss from operations	(1,714)	(2,978)	(1,794)	(776)	(1,123)	(100)	(42)	(31)
Gain on disposition of a mineral property interest	1,579	–	–	–	–	–	–	–
Other items	5	380	172	32	2	–	(1)	7
Loss for the period	$(130)	$(2,598)	$(1,622)	$(744)	$(1,121)	$(100)	$(43)	$(24)
Basic and diluted loss per common share	$0.01	$0.11	$0.08	$0.03	$0.07	$0.01	$0.00	$0.00

"Other items" includes flow through share premium, interest income, interest expense, and foreign exchange.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly expenditures rose in the second half of fiscal 2012 as a result of the reactivation of the Company's activities following the purchase of the Option in the Buck Project in December 2011. Prior to this time the Company was largely inactive. Exploration and evaluation expenditures increased in the last quarter of fiscal 2012 and the first two quarters of fiscal 2013, mainly due to the exploration program relating to the Galaxie Project. Administrative costs tended to follow the trend in the exploration programs and the business development activities of the Company.

1.5       RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following financial data has been prepared in accordance with IFRS and are expressed in Canadian dollars unless otherwise stated. All comparative information provided is in accordance with IFRS.

1.5.1 Comprehensive loss for the period ended January 31, 2013 vs. 2012

The Company recorded a loss from operations of $2,728,000 in the current period compared to a loss from operations of $1,221,000 in the same period from prior fiscal year due mainly to higher exploration and evaluation expenses incurred (discussed below) offset by a $1.6 million gain recognized on the disposition of 40% of the Company’s Galaxie and ZNT Projects (Section 1.2.1) .. The increase in exploration expenditures was due to the commencement of exploration activities.

In the current period, the Company made payments of cash and shares pursuant to option agreements to acquire the Buck Project and Hotai Claims, and geological and site activities for the Buck, Galaxie (including the Hotai Claims), Karma, and ZNT Projects.

During the period ended January 31, 2012 the operations of the Company were mainly focused on activities of a property evaluation nature, and the Buck property.

The following table provides the breakdown of exploration costs incurred:

Exploration and
evaluation costs	Buck	Galaxie	Hotai	Karma	ZNT	Other	Total
Fiscal	2013	2013	2013	2013	2013	2013	2013
Assaying	$26,844	$231,562	$5,343	$20,032	$51,296	$–	$335,077
Drilling	–	265,336	–	–	–	–	265,336
Geological	30,626	1,279,739	100,052	4,770	139,190	15,875	1,570,252
Graphics	3,162	14,336	255	85	8,236	424	26,498
Property fees	125	15,288	14,555	–	53,692	–	83,660
Site activities	26	626,769	–	3,445	32,439	–	662,679
Socioeconomic	6,534	9,779	293	3,561	30,038	600	50,805
Helicopter	–	620,716	40,220	–	–	–	660,936
Travel	861	74,839	–	835	8,193	–	84,728
Total	$68,178	$3,138,364	$160,718	$32,728	$323,084	$16,899	$3,739,971

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

During the period ended January 31, 2013, administrative costs tended to follow the trend in the exploration programs and the business development activities of the Company.

1.5.1 Comprehensive loss for the three months ended January 31, 2013 vs. 2012

The Company recorded a loss from operations of $130,000 in the current quarter compared to a loss from operations of $1,121,000 in the same quarter from prior fiscal year. The decrease in the loss is primarily attributable to a $1.6 million gain recorded on the disposition of 40% of the Company’s Galaxie and ZNT Projects (Section 1.2.1).

In the current quarter, the Company was focused on drilling, geological and site activities for the Galaxie (including the Hotai Claims), and ZNT Projects.

During the three months ended January 31, 2012 the operations of the Company were mainly focused on activities of a property evaluation nature.

The following table provides the breakdown of exploration costs incurred:

Exploration and
evaluation costs	Buck	Galaxie	Hotai	Karma	ZNT	Other	Total
Fiscal	2013	2013	2013	2013	2013	2013	2013
Assaying	$2,646	$52,595	$501	$170	$35,961	$–	$91,873
Drilling	–	265,236	–	–	–	–	265,236
Geological	10,179	258,756	25,990	–	32,038	7,010	333,973
Graphics	348	8,343	–	–	3,742	424	12,857
Property fees	–	60	–	–	50,240	–	50,300
Site activities	26	252,820	–	–	3,484	–	256,330
Socioeconomic	2,016	7,651	98	–	28,705	600	39,070
Helicopter	–	122,003	12,831	–	–	–	134,834
Travel	861	14,275	–	–	2,587	–	17,723
Total	$16,076	$981,739	$39,420	$170	$156,757	$8,034	$1,202,196

During the quarter ended January 31, 2013, administrative costs tended to follow the trend in the exploration programs and the business development activities of the Company.

1.6       LIQUIDITY

Historically, the Company's source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

At January 31, 2013, the Company had cash and cash equivalents of $0.9 million and a working capital deficit of $1.2 million. Of the total liabilities of $2.5 million at January 31, 2013, $2.0 million was payable to Hunter Dickinson Services Inc. ("HDSI"), a related party.

To address its working capital deficit at January 31, 2013, the Company received a confirmation from HDSI stating HDSI would not demand repayment of the $2.0 million outstanding as at January 31, 2013, prior to January 31, 2014, and would continue to provide services to the Company.

Management believes that its liquid assets at January 31, 2013 and the cash received from Amarc and the private placement financing are sufficient to meet its known obligations falling due in next 12 months and to maintain its mineral rights in good standing for this next 12 month period.

Additional debt or equity financing will be required to fund additional exploration or development programs. The Company has a reasonable expectation that additional funds will be available to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to reevaluate its planned expenditures and will rely on short term borrowings to finance its minimum expenditure requirement until additional funds can be raised through financing activities.

In recent months, general market conditions for junior resource companies have deteriorated and have resulted in depressed equity prices for resource companies, despite higher commodity prices. Although the Company was able to successfully complete private placements in each of December 2011 and December 2012, the deterioration in market conditions could potentially increase the cost of obtaining capital or limit the availability of funds in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on our business and reviewing our discretionary spending, capital projects and operating expenditures, and implementing appropriate cash and cash management strategies.

Debenture

In August 2012, pursuant to the Sale Agreement relating to the Galaxie Project, the Company issued a convertible debenture (the "Debenture") in the amount of $650,000 maturing on October 31, 2013, and bearing interest at a rate of 8% per annum (payable quarterly in arrears) to Bearclaw. The Debenture is convertible into the Company's common shares at a conversion price of $0.40 per share at any time before its expiry.

As part of the Galaxie and ZNT Letter Agreement (Section 1.2.1), the Company transferred into the joint arrangement, among other items, 40% of its obligations under the $650,000 convertible debenture.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

Table of Obligations and Commitments

The following obligations existed at January 31, 2013:

		Payments due by period
	Total	Less than 1 year	1-5 years	After 5 years
Amounts payable and other liabilities	$27,893	$27,893 $	–	$–
Due to related parties	1,974,922	–	1,974,922	–
Convertible debenture	392,650	392,650	–	–
Tax related to flow-through financing	18,585	18,585	–	–
Total	$2,414,050	$439,128	$1,974,922	$–

At January 31, 2013, approximately $458,000 remained to be incurred on eligible Canadian Exploration Expenses (“CEE”) prior to December 31, 2013.

The Company has no material capital lease or operating lease obligations. The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7       CAPITAL RESOURCES

In December 2012, the Company completed a non-brokered private placement of 2,214,323 common shares, of which 1,752,409 were flow-through common shares issued at a price of $0.30 per share and 461,914 were non-flow-through common shares issued at a price of $0.25 per share, for aggregate gross cash proceeds of $641,202. The Company incurred issuance costs of approximately $23,077, for net cash proceeds of $618,125.

In accordance with the terms of the flow-through share agreements, the Company is obligated to spend the proceeds of the flow-through portion ($525,723) of the financing on CEE by December 31, 2013.

The Company had no material commitments for capital expenditures as at January 31, 2013.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At January 31, 2013, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

1.8       OFF-BALANCE SHEET ARRANGEMENTS

None.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.9       TRANSACTIONS WITH RELATED PARTIES

The required disclosure is provided in note 10 of the accompanying financial statements.

1.10     FOURTH QUARTER

Not applicable

1.11     PROPOSED TRANSACTIONS

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12     CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a Venture Issuer.

1.13     CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in note 2 of the accompanying financial statements.

1.14     FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Group if the counterparty to a financial instrument fails to meet its contractual obligations. The Group's credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents. There has been no change in the Company's objectives and policies for managing this risk, except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company's exposure to credit risk during the six months ended January 31, 2013.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. There has been no change in the Company's objectives and policies for managing this risk. The Company's liquidity position is discussed in Item 1.6 Liquidity, above.

Interest Rate Risk

The Group is subject to interest rate risk with respect to its investments in cash and cash equivalents. The convertible debenture is at a fixed rate of 8%.

There has been no change in the Company's objectives and policies for managing this risk and no significant change to the Company's exposure to interest rate risk during the six months ended January 31, 2013.

Fair Values

The fair values of the Group's financial assets and liabilities approximate their carrying amounts. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

There were no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments during the six months ended January 31, 2013.

1.15     OTHER MD&A REQUIREMENTS

1.15.1     Additional Disclosure for Venture Issuers Without Significant Revenue

(a) exploration and evaluation assets or expenditures:

The required disclosure is presented in the unaudited condensed interim statements of comprehensive loss and Section 1.5 of this MD&A

(b) expensed research and development costs:

Not applicable

(c) intangible assets arising from development:

Not applicable

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

(d) general and administration expenses:

The required disclosure is presented in the unaudited condensed interim statements of comprehensive loss.

(e) any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d):

None

1.15.2     Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A.

Number

Common shares	27,299,513

Share options	1,747,100

1.15.3     Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.15.4     Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.15.5     Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16     RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Due to the nature of the Company's business and the present stage of exploration and development of its projects in British Columbia, an investment in the securities of Quartz Mountain is highly speculative and subject to a number of risks. Briefly, these include the highly speculative nature of the resources industry characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. An investor should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain's common shares, and should not consider an investment in Quartz Mountain unless the investor is capable of sustaining an economic loss of the entire investment. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration, Development and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. The Company currently has a limited number of mineral properties and there can be no assurance that the Company will, if needed, be able to acquire additional properties of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire additional properties, its entire prospects will rest solely with its current projects and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its current properties and any other properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as its current properties, or any other properties the Company may acquire, commence commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company's current properties and any other properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it will retain any cash resources and potential future earnings for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development of the Buck, Galaxie, Karma and ZNT Projects.

Additional Funding Requirements

Further development of the Company's properties will require additional capital. The Company currently does not have sufficient funds to fully develop the properties it holds. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company issues treasury shares to finance its operations or expansion plans, control of the Company may change and shareholders may suffer dilution of their investment. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business. In addition, a positive production decision at any of the Company's current projects or any other development projects acquired in the future would require significant resources/funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Going Concern Assumption

The Company's condensed interim consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has incurred losses since inception. Failure to continue as a going concern would require that Quartz Mountain's assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

Infrastructure Risk

The operations of the Company are carried out in geographical areas which may lack adequate infrastructure and are subject to various other risk factors. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

Changes in Local Legislation or Regulation

The Company's mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

Environmental Matters

All of the Company's operations are and will be subject to environmental regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company's projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company's operations more expensive. Many of the environmental laws and regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

Groups Opposed to Mining May Interfere with the Company's Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of the Company's properties. Such interference could have an impact on the Company's ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company's financial condition and the results of its operations.

Market for Securities and Volatility of Share Price

There can be no assurance that active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies, joint venture partners, or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility during the last few years. Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of the Company's shares.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

Reliance on Key Personnel

The Company is dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, train or retain qualified personnel in the future, which would adversely affect its business.

Risks Related to Flow-Through Shares

Financing of the Company may involve the issuance of flow-through common shares under the Income Tax Act (Canada). There is no guarantee that there will not be any differences of opinion between the Canadian federal and British Columbia provincial tax authorities with respect to the tax treatment of flow-through common shares issued under a financing, if any, and the activities contemplated by the Company's exploration and development programs.

If the Company does not expend an amount equal to the gross proceeds from the sale of flow-through common shares so as to incur sufficient qualifying expenditures within the relevant timeframe, subscribers in the flow-through financing may be reassessed. The Company shall be obligated to indemnify any subscribers of flow-through common shares for tax payable pursuant to any such reassessment pursuant to the terms and conditions set out in the subscription agreements that the Company will enter into with each subscriber in a flow-through financing. There can be no assurances that the Company will have sufficient funds to satisfy such obligations.

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical and other resources. Competition in the mining industry is primarily for: attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these resources could have a materially adverse effect on the Company's results of operation and its business.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2013
MANAGEMENT’S DISCUSSION AND ANALYSIS

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Land Claims

In Canada, aboriginal interests, rights (including treaty rights), claims and title may exist notwithstanding that they may be unregistered or overlap with other tenures and interests granted to third parties. Generally speaking, the scope and content of such rights are not well defined and may be the subject of litigation or negotiation with the government. The government has a legal obligation to consult First Nations on proposed activities that may have an impact on asserted or proven aboriginal interests, claims, rights or title. All of the mineral claims in the Company's projects are identified by the Province of British Columbia as overlapping with areas in which certain aboriginal groups have asserted aboriginal interests, rights, claims or, title or undefined rights under historic treaties. Nevertheless, potential overlaps between the Company's properties and existing or asserted aboriginal interests, rights, claims or, title, or undefined rights under historic treaties, may exist notwithstanding whether the Province of British Columbia has identified such interests, rights, claims or, title, or undefined rights under historic treaties.

Property Title

The acquisition of title to resource properties is a very detailed and time consuming process. Title to, and the area of, resource claims may be disputed. Although the Company believes it has taken reasonable measures to ensure that title to the mineral claims comprising part of its projects are held as described, there is no guarantee that title to any of those claims will not be challenged or impaired. There may be valid challenges to the title of any of the mineral claims comprising the Company's projects that, if successful, could impair development or operations or both.

The mineral property underlying the Company's net smelter return royalty interest contains no known ore.

The Company holds a 1% net smelter return ("NSR") royalty interest on the Quartz Mountain Property (recently renamed "Angel's Camp"), an exploration stage prospect in Oregon. The Company's interest in the property will be limited to any future NSR that would be forthcoming only if or when any mining commences on the property. There is currently no known body of ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic.